UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of May, 2006

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
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                  (Address of principal executive offices)




     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                      Form 40-F
                        -------                              -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                                  No     X
                     -----                                -----

     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 .)

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[GRAPHIC OMITTED]                                                 PRESS RELEASE
                                                          FOR IMMEDIATE RELEASE
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               GRUPO TELEVISA ANNOUNCES FILING OF AN AMENDED
                    FORM 13-D WITH RESPECT TO UNIVISION

New York and Mexico City, May 12, 2006--Grupo Televisa, S.A. ("Televisa"; NYSE:TV; BMV:TLEVISA CPO) announced today that it has filed an amendment to its Form 13-D with the U.S. Securities and Exchange Commission with respect to its holding in Univision Communications Inc. ("the Issuer"; NYSE: UVN). The filing states, among other things, that:

"The board of directors of Televisa held a meeting on April 27, 2006 and authorized Emilio Azcarraga, Chairman of the Board, President and Chief Executive Officer of Televisa, and Alfonso de Angoitia, Executive Vice President of Televisa, in their judgment to enter into a group with others and to make a plan or proposal for a transaction with the Issuer which, if successful, would involve an increase in Televisa's minority shareholding of the Issuer. By announcing this action by the Televisa board, it should not be understood that Televisa is undertaking an obligation to report on each step of a potential transaction.

Televisa, pursuant to such authority, and Bain Capital Partners, LLC, Blackstone Management Associates V, LLC, Carlyle Investment Management, L.L.C., Cascade Investment, L.L.C., and Kohlberg Kravis Roberts & Co. L.P. have decided to work together for the purpose of making such a plan or proposal."



Grupo Televisa, S.A., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay television networks, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and live entertainment, feature film production and distribution, and the operation of a horizontal internet portal. Grupo Televisa also owns an unconsolidated equity stake in Univision, the leading Spanish-language media company in the United States, and in La Sexta, a free-to-air television venture in Spain.

                                    ###

TELEVISA INVESTOR RELATIONS CONTACTS:      MEDIA RELATIONS CONTACTS:

MICHEL BOYANCE/ALEJANDRO EGUILUZ           LIN WU/JEREMY FIELDING/SCOTT HYNES
Tel: +52 (55) 5261-2445                    Kekst and Company
Fax: +52 (55) 5261-2494                    Tel: +1 (212) 521-4800
ir@televisa.com.mx
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

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           GRUPO TELEVISA, S.A.
                                           -------------------------------------
                                                (Registrant)


Dated: May 16, 2006                        By     /s/ Jorge Lutteroth Echegoyen
                                                  ------------------------------
                                           Name:  Jorge Lutteroth Echegoyen
                                           Title: Controller, Vice President